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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 16)*

                              Prudential Realty Trust
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                                 (Name of Issuer)

                       Capital Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    74435P-20-3
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 October 30, 1995
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 74435P-20-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,760,100
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,760,100
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,760,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.8%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No.  74435P-20-3

     This Amendment No. 16 to Schedule 13D Statement is filed on behalf of RICHARD M. OSBORNE ("RMO") for the purpose of reporting the disposition by him of 200,000 capital shares of beneficial interest, $0.01 par value (the "Capital Stock"), of Prudential Realty Trust, a Massachusetts business trust ("Prudential"), in four transactions between September 25, 1995 and October 31, 1995.

Item 5.   Interest in Securities of the Issuer.

          (a) According to the most recently available filing with the Securities and Exchange Commission by Prudential, there are 11,135,000 shares of Capital Stock outstanding. RMO beneficially owns 1,760,100 shares of Capital Stock, or approximately 15.8%of the outstanding Capital Stock. As previously reported, Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), beneficially owns 1,873,300 income shares of beneficial interest, $0.01 par value (the "Income Stock"), of Prudential, representing approximately 16.8% of the outstanding Income Stock. RMO is the sole managing member of the Fund. Under Section 13d(3) of the Securities Exchange Act of 1934, as amended, RMO and the Fund may be deemed members of a group.

          (b) RMO has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 1,760,100 shares of Capital Stock owned by him.

          (c) During the past sixty days, RMO has disposed of the Capital Stock in open market transactions as set forth below:


               Date            Number of Shares   Approximate Per Share Price
               ----            ----------------   ---------------------------
          September 25, 1995       31,300              $0.05
          September 26, 1995       68,700              $0.04
          October 30, 1995         15,700              $0.06
          October 31, 1995         84,300              $0.05


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CUSIP No.  74435P-20-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 1995                   /s/ Richard M. Osborne
                                          ----------------------
                                          Richard M. Osborne